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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)
                            ------------------------

                               VIVRA INCORPORATED

                           (NAME OF SUBJECT COMPANY)

                               VIVRA INCORPORATED

                       (NAME OF PERSON FILING STATEMENT)

                           --------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                           --------------------------

                                   92855M104

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           --------------------------

                                 KENT J. THIRY

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               VIVRA INCORPORATED

                         1850 GATEWAY DRIVE, SUITE 500

                          SAN MATEO, CALIFORNIA 94404

                                 (415) 577-5700

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                           --------------------------

                                   COPIES TO:

                              JOHN W. LARSON, ESQ.

                            ALEXANDER D. LYNCH, ESQ.

                        BROBECK, PHLEGER & HARRISON LLP

                             TWO EMBARCADERO PLACE

                                 2200 GENG ROAD

                          PALO ALTO, CALIFORNIA 94303

                                 (415) 421-0160

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                                  INTRODUCTION

    This Amendment No. 3 Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, this "Schedule 14D-9") relates to an offer by Gambro Healthcare Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Incentive AB, a corporation organized under the laws of Sweden, to purchase all of the issued and outstanding Shares (as hereinafter defined) of Vivra Incorporated, a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated May 9, 1997, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference in its entirety, and is attached hereto (the "Offer to Purchase").


ITEM 8. ADDITIONAL INFORMATION

     On June 6, 1997, the VSP Purchasers, Specialty Partners and the Company executed an Amendment to the Specialty Merger Agreement (the "Specialty Amendment") and consummated the Speciality Merger Transaction. A copy of the Specialty Amendment is attached hereto as Exhibit (c)(11) and is incorporated hereby reference in its entirety.

     Pursuant to the Speciality Amendment and the consummation of the Specialty Merger Transaction, the Company received sale proceeds of $75,288,540.67. Assuming both a pre-tax gain to the Company of approximately $1,289,000 and an income tax rate of 41%, the Company will incur a tax liability of approximately $528,500. The net after-tax sale proceeds, together with the expected savings in connection with the surrender of certain Options as contemplated by the Specialty Amendment, represents a net benefit to the Company of approximately $1.72 per Share on a fully diluted basis.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase, dated May 9, 1997.*
(a)(2)     Letter of Transmittal.*
(a)(3)     Press release issued by the Company on May 5, 1997.*
(a)(4)     Opinion of Goldman, Sachs & Co., dated May 5, 1997.*
(a)(5)     Letter to Stockholders, dated May 9, 1997, from Kent J .Thiry, President and Chief
           Executive Officer of the Company.*
(c)(1)     Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, Purchaser and the Company.*
(c)(2)     Relevant Portions of the Company's Information Statement filed with the Securities and Exchange Commission on May 9, 1997 pursuant to Section 14(f) of the Securities
           Exchange Act of 1934, as amended.*
(c)(3)     Sections 1 and 2 of the Services Agreement, dated May 5, 1997, by and between the
           Company and VSP.*
(c)(4)     Agreement and Plan of Reorganization, dated as of May 5, 1997, by and between VSP
           Holdings, Inc., VSP Holdings II, Inc., VSP Acquisition, Inc., Vivra Specialty
           Partners, Inc. and Vivra Incorporated.*
(c)(5)     Vivra Incorporated Retention Arrangement.*
(c)(6)     Vivra Specialty Partners, Inc. Retention Arrangement.*
(c)(7)     Article 8 of the Company's Certificate of Incorporation, as amended to date.*
(c)(8)     Revised and Restated Employment Contract, dated December 15, 1996, between the
           Company and Mr. Thiry.*
(c)(9)     Employment Contract dated October 31, 1995, between the Company and Ms. Zumwalt.*
(c)(10)    Complaint, GOODMAN EPSTEIN AND FLORENCE EPSTEIN v. VIVRA INC., ET
           AL., Case No. 400617, filed in the Superior Court of the State of
           California for the County of San Mateo.*
(c)(11)    Amendment No. 1 to the Agreement and Plan of Reorganization, dated as of June 6, 1997, by and between VSP Holdings, Inc., VSP
           Holdings II, Inc., VSP Acquisition, Inc., Vivra Specialty
           Partners, Inc. and Vivra Incorporated.

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*   Previously Filed.


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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                VIVRA INCORPORATED

                                By:              /s/ KENT J. THIRY
                                     -----------------------------------------
                                                   Kent J. Thiry
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: June 9, 1997


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